FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refer to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2018 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2017 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

During the fourth quarter of 2017, the Corporation changed its organizational structure and transferred its book publishing and distribution operations, and music distribution and production operations from the Media segment to the Sports and Entertainment segment. Accordingly, prior period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. A description of the new rules, and details of the retroactive adjustments to comparative data, are provided under “Changes in Accounting Policies” below. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the data without application of IFRS 15 have been added to the tables showing the calculation and reconciliation of non-IFRS measures, as presented under “Non-IFRS Financial Measures.”

Following adoption of IFRS 15, and to reflect changes in its activities and services, including the growth of its mobile telephony business, the Corporation reviewed the nature and definition of its key performance indicators. Accordingly, average monthly revenue per user (“ARPU”) has been abandoned and replaced by a new metric, average billing per unit (“ABPU”). ABPU will be used henceforth to measure the performance of mobile activities and the performance of all activities combined. The definition of the new ABPU metric is provided under “Key Performance Indicators” below. The definition of revenue-generating unit (“RGU”) has also been added in the same section; the nature and calculation of the metric are unchanged.

HIGHLIGHTS SINCE END OF 2017

•                                Quebecor Media’s revenues totalled $1.01 billion in the first quarter of 2018, a $5.2 million (0.5%) increase from the same period of 2017.

Telecommunications

•                                The Telecommunications segment’s revenues increased by $18.4 million (2.3%) and its adjusted operating income by $26.6 million (6.9%) in the first quarter of 2018.

•                                Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($14.7 million or 13.2%), Internet access ($11.1 million or 4.4%) and the Club illico over-the-top video service (“Club illico”) ($2.1 million or 23.3%) in the first quarter of 2018.

•                                Videotron’s total ABPU was $48.82 in the first quarter of 2018 compared with $47.41 in the same period of 2017, a $1.41 (3.0%) increase. Mobile ABPU was $53.25 in the first quarter of 2018 compared with $52.64 in the same period of 2017, a $0.61 (1.2%) increase.

•                                There was a net increase of 19,300 RGUs (0.3%) in the first quarter of 2018, including 23,300 connections to the mobile telephony service, 21,800 Club illico subscriptions and 8,100 subscriptions to the cable Internet access service.

•                                Videotron was ranked the most respected telecommunications company in Québec for the 13th consecutive year in the 2018 Léger-NATIONAL reputation survey. Videotron was also the most influential telecommunications brand in Québec on the 2018 Ipsos-Infopresse index.

Media

•                                On May 1, 2018, TVA Group Inc. (“TVA Group”) signed an agreement to acquire the companies in the Serdy Média inc. (“Serdy Média”) group, which owns and operates the Évasion and Zeste specialty channels, and the companies in the Serdy Video Inc. group, for a total consideration of $24.0 million. The acquisition is subject to approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”).

•                                According to the spring 2018 Vividata survey, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures in Montréal remain Québec’s news leaders with a combined total of nearly 4.0 million readers per week across all platforms (print, mobile and Web). TVA Group remains a leading player in the Canadian magazine industry with an average of nearly 9.1 million readers across all platforms.

•                                On January 22, 2018, TVA Group acquired the assets of Mobilimage inc. (“Mobilimage”), essentially consisting of mobile units and production equipment, for $2.7 million. The acquired company’s mobile unit and production equipment rental businesses have been folded into the Film Production & Audiovisual Services segment’s operations.

•                                Mels Studios and Postproduction G.P. (“MELS”) has been nominated for six awards at the 2018 Gala Québec Cinéma in the Best Visual Effects, Best Sound — Documentary Film, and Best Sound categories, a testimony to the creative spirit of MELS’ professionals and the respect they have earned in the film industry.

Financial transactions

•                  On May 8, 2018, Quebecor and Quebecor Media entered into an agreement with CDP Capital d’Amérique Investissement inc. (“CDP Capital”) to repurchase all of the share capital of Quebecor Media still held by the CDP Capital, representing a 18.47% stake in Quebecor Media, for a value of $1.69 billion. As part of the agreement, Quebecor Media will repurchase for cancellation 16,064,215 of its Common Shares held by the CDP Capital, representing approximately 91.1% of the CDP Capital interest before closing, for an aggregate purchase price of $1.54 billion, payable in cash.  As well, Quebecor will purchase 1,564,696 Common Shares of Quebecor Media held by the CDP Capital, representing approximately 8.9% of the CDP Capital interest before closing, in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. The transactions contemplated in the agreement are currently expected to be fully completed by June 22, 2018, subject to the customary closing conditions for transactions of this nature and the receipt of regulatory approvals, including that of the Toronto Stock Exchange.

•                  On April 3, 2018, Quebecor entered into loans agreements with the Corporation pursuant to which the Corporation will make available to Quebecor, by way of one or multiple draw downs, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan. The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021. On the same day, Quebecor drew the full amount of $75.0 million of the unsubordinated loan and an amount of $25.0 million on the subordinated loan agreement.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

On a transitional basis, and to clarify the impact of retroactive adoption of IFRS 15, as described under “Changes in Accounting Policies,” columns have been added to the calculation and reconciliation tables for non-IFRS financial measures, where applicable. Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017, based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations, litigation and other items, loss on debt refinancing and income tax. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

	With adoption of IFRS 15[1]		Without IFRS 15[2]
	Three months ended March 31		Three months ended March 31
(in millions of Canadian dollars)	2018	2017	2018	2017

Adjusted operating income (loss):
Telecommunications	$410.5	$383.9	$417.9	$377.1
Media	(1.1)	(2.2)	(1.1)	(2.2)
Sports and Entertainment	(2.1)	(0.8)	(2.1)	(0.8)
Head Office	0.2	(6.9)	0.2	(6.9)
	407.5	374.0	414.9	367.2
Depreciation and amortization	(179.3)	(169.2)	(179.3)	(169.2)
Financial expenses	(68.7)	(71.1)	(68.7)	(71.1)
(Loss) gain on valuation and translation of financial instruments	(1.4)	0.3	(1.4)	0.3
Restructuring of operations, litigation and other items	(6.5)	10.9	(6.5)	10.9
Loss on debt refinancing	—	(15.6)	—	(15.6)
Income taxes	(41.5)	(29.6)	(41.5)	(29.6)
Impact of IFRS 15	—	—	(7.4)	6.8
Net income	$110.1	$99.7	$110.1	$99.7

1              Non-IFRS measures presented in these columns are calculated based on IFRS 15 new rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by operating activities reported in the condensed consolidated financial statements.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per average RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2018/2017 first quarter comparison

Revenues: $1.01 billion, a $5.2 million (0.5%) increase.

•                                Revenues increased in Telecommunications ($18.4 million or 2.3% of segment revenues).

•                                Revenues decreased in Media ($10.9 million or -5.9%) and in Sports and Entertainment ($1.1 million or -2.9%).

Adjusted operating income: $407.5 million, a $33.5 million (9.0%) increase.

•                                Adjusted operating income increased in Telecommunications ($26.6 million or 6.9% of segment adjusted operating income). There were favourable variances in Media ($1.1 million or 50.0%) and at Head Office ($7.1 million). The change at Head Office was due to lower compensation costs.

•                                There was an unfavourable variance in Sports and Entertainment ($1.3 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $0.8 million unfavourable variance in the stock-based compensation charge in the first quarter of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.4 million favourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2018.

Net income attributable to shareholders: $111.8 million in the first quarter of 2018 compared with $102.2 million in the same period of 2017, a $9.6 million favourable variance.

•                                The main favourable variances were:

•                      $33.5 million increase in adjusted operating income;

•                      $15.6 million favourable variance in the loss on debt refinancing;

•                      $2.4 million decrease in financial expenses.

•                                The main unfavourable variances were:

•                      $17.4 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•                      $11.9 million increase in the income tax expense;

•                      $10.1 million increase in the depreciation and amortization charge.

Depreciation and amortization charge: $179.3 million in the first quarter of 2018, a $10.1 million increase due mainly to the impact of capital expenditures in the Telecommunications segment including depreciation of investments in the wired and wireless networks and computer systems, as well as the impact of changes to the depreciation period for some telecommunications network components.

Financial expenses: $68.7 million in the first quarter of 2018, a $2.4 million decrease caused mainly by higher interest revenues generated by increased liquidity, partially offset by higher average interest on the debt and an unfavourable variance in gains and losses on foreign currency translation of short-term monetary items.

Loss on valuation and translation of financial instruments: $1.4 million in the first quarter of 2018 compared with a $0.3 million gain in the same period of 2017, a $1.7 million unfavourable variance.

Charge for restructuring of operations, litigation and other items: $6.5 million in the first quarter of 2018 compared with a $10.9 million gain in the same period of 2017, a $17.4 million unfavourable variance.

•                                A $6.5 million net charge was recognized in the first quarter of 2018 in connection with cost-reduction initiatives in the Corporation’s various segments.

•                                A $10.9 million net gain was recognized in the first quarter of 2017 in connection with developments in legal disputes, labour cost-reduction initiatives in the Corporation’s various segments, and customer migration from analog to digital service in the Telecommunications segment.

Loss on debt refinancing: $15.6 million in the first quarter of 2017.

•                                On May 1, 2017, Videotron redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. A $5.2 million loss was recorded in the consolidated statement of income in the first quarter of 2017 in connection with this redemption.

•                                On May 1, 2017, Quebecor Media redeemed the entirety of its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount, in accordance with a notice issued on March 31, 2017. A $10.4 million loss was recorded in the consolidated statement of income in the first quarter of 2017 in connection with this redemption.

Income tax expense: $41.5 million in the first quarter of 2018 (effective tax rate of 27.4%), compared with $29.6 million in the same period of 2017 (effective tax rate of 26.5%), an $11.9 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

SEGMENTED ANALYSIS

Telecommunications

First quarter 2018 operating results

Revenues: $823.4 million in the first quarter of 2018, an $18.4 million (2.3%) increase.

•                                Revenues from the mobile telephony service increased $14.7 million (13.2%) to $125.8 million, essentially due to an increase in the number of subscriber connections.

•                                Revenues from the Internet access service increased $11.1 million (4.4%) to $261.6 million, mainly as a result of higher per-subscriber revenues, reflecting, among other things, the favourable impact of the product mix and increases in some rates, as well as customer growth, partially offset by a decrease in overage charges.

•                                Combined revenues from all cable television services decreased $2.6 million (-1.0%) to $248.7 million, due primarily to the impact of the net decrease in the customer base and a decrease in video-on-demand and pay-per-view orders, partially offset by increased revenues from the leasing of digital set-top boxes and higher per-customer revenues, due in part to increases in some rates.

•                                Revenues from the cable telephony service decreased $7.4 million (-7.2%) to $95.2 million, mainly because of the impact of the net decrease in subscriber connections and lower long-distance revenues, partially offset by higher per-connection revenues.

•                                Revenues from Club illico increased $2.1 million (23.3%) to $11.1 million, essentially because of subscriber growth.

•                                Revenues of Videotron Business increased $0.4 million (1.3%) to $31.8 million, due primarily to higher revenues at Fibrenoire inc. (“Fibrenoire”).

•                                Revenues from customer equipment sales increased $0.4 million (0.9%) to $45.5 million, mainly because of higher net revenues per mobile device, partially offset by decreased sales of digital set-top boxes.

•                                Revenues of the Le SuperClub Vidéotron ltée retail chain decreased $0.1 million (-6.3%) to $1.5 million, mainly because of store closings.

•                                Other revenues decreased $0.1 million (-4.2%) to $2.3 million.

Videotron’s total ABPU was $48.82 in the first quarter of 2018 compared with $47.41 in the same period of 2017, a $1.41 (3.0%) increase. Mobile ABPU was $53.25 in the first quarter of 2018 compared with $52.64 in the same period of 2017, a $0.61 (1.2%) increase.

Customer statistics

RGUs — The total number of RGUs was 5,900,400 at March 31, 2018, an increase of 19,300 (0.3%) in the first quarter of 2018 (compared with an increase of 30,000 in the same period of 2017), and a 12-month increase of 105,000 (1.8%) (Table 2).

Mobile telephony service — The number of subscriber connections to the mobile telephony service stood at 1,047,300 at March 31, 2018, an increase of 23,300 (2.3%) in the first quarter of 2018 (compared with an increase of 27,000 in the same period of 2017), and a 12-month increase of 126,400 (13.7%) (Table 2).

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,674,600 at March 31, 2018, an increase of 8,100 (0.5%) in the first quarter of 2018 (compared with an increase of 15,300 in the same period of 2017), and a 12-month increase of 46,500 (2.9%) (Table 2). As of March 31, 2018, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,879,500 homes and businesses passed by Videotron’s network as of March 31, 2018, up from 2,845,700 one year earlier) of 58.2% compared with 57.2% a year earlier.

Cable television — The combined customer base for all of Videotron’s cable television services decreased by 15,000 (-0.9%) in the first quarter of 2018 (compared with a decrease of 10,300 in the same period of 2017) and by 55,100 (-3.3%) in the 12-month period ended March 31, 2018 (Table 2). At the end of the first quarter of 2018, Videotron had 1,625,500 subscribers to its cable television services. The household and business penetration rate was 56.5% versus 59.1% a year earlier.

•                       As of March 31, 2018, the number of subscribers to the illico Digital TV service stood at 1,625,500, a decrease of 15,000 (-0.9%) in the first quarter of 2018 (compared with an increase of 8,000 in the same quarter of 2017), and a 12-month increase of 30,400 (1.9%). As of March 31, 2018, illico Digital TV had a household and business penetration rate of 56.5% versus 56.1% a year earlier.

•                       As of March 31, 2018, substantially all subscribers to the analog cable television service had migrated to digital service.

Cable telephony service — The number of subscriber connections to the cable telephony service stood at 1,169,600 at March 31, 2018, a decrease of 18,900 (-1.6%) in the first quarter of 2018 (compared with a decrease of 11,800 in the same period of 2017), and a 12-month decrease of 71,700 (-5.8%) (Table 2). At March 31, 2018, the cable telephony service had a household and business penetration rate of 40.6% versus 43.6% a year earlier.

Club illico — The number of subscribers to Club illico stood at 383,400 at March 31, 2018, an increase of 21,800 (6.0%) in the first quarter of 2018 (compared with an increase of 9,800 in the same period of 2017), and a 12-month increase of 58,900 (18.2%) (Table 2).

Table 2

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)	March 2018	Dec. 2017	Sept. 2017	June 2017	March 2017	Dec. 2016	Sept. 2016	June 2016

Mobile telephony	1,047.3	1,024.0	990.3	953.3	920.9	893.9	867.7	828.9
Cable Internet	1,674.6	1,666.5	1,654.1	1,627.2	1,628.1	1,612.8	1,596.1	1,571.7
Cable television:
Analog	—	—	45.1	59.9	85.5	103.8	124.9	137.7
Digital	1,625.5	1,640.5	1,603.9	1,596.8	1,595.1	1,587.1	1,570.8	1,559.8
	1,625.5	1,640.5	1,649.0	1,656.7	1,680.6	1,690.9	1,695.7	1,697.5
Cable telephony	1,169.6	1,188.5	1,205.4	1,221.0	1,241.3	1,253.1	1,265.1	1,284.0
Club illico	383.4	361.6	347.4	337.6	324.5	314.7	278.5	266.3
Total	5,900.4	5,881.1	5,846.2	5,795.8	5,795.4	5,765.4	5,703.1	5,648.4

Adjusted operating income: $410.5 million, a $26.6 million (6.9%) increase due primarily to:

•                                impact of the revenue increase;

•                                favourable variance related to the retroactive adjustment recorded in the first quarter of 2018 arising from the CRTC decision on roaming fees issued during the quarter.

Partially offset by:

•                                increases in some operating expenses, including engineering, advertising and administrative costs.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 50.1% in the first quarter of 2018 compared with 52.3% in the same period of 2017, mainly because of the fixed component of costs, which does not fluctuate in proportion to revenue growth, and the favourable retroactive adjustment related to roaming fees recorded in the first quarter of 2018.

Cash flows from segment operations: $216.1 million in the first quarter of 2018, compared with $188.9 million in the same period of 2017 (Table 3). The $27.2 million increase was due to the $26.6 million increase in adjusted operating income and the $22.0 million decrease in additions to property, plant and equipment because of reduced investments in wired and wireless networks and in customer equipment, partially offset by a $21.4 million increase in additions to intangible assets, mainly reflecting spending on the Internet Protocol television (“IPTV”) project.

Table 3: Telecommunications

Cash flows from operations

	With adoption of IFRS 15[1]		Without IFRS 15[2]
	Three months ended March 31		Three months ended March 31
(in millions of Canadian dollars)	2018	2017	2018	2017

Adjusted operating income	$410.5	$383.9	$417.9	$377.1
Additions to property, plant and equipment	(139.8)	(161.8)	(139.8)	(161.8)
Additions to intangible assets	(55.0)	(33.6)	(55.0)	(33.6)
Proceeds from disposal of assets	0.4	0.4	0.4	0.4
Cash flows from segment operations	$216.1	$188.9	$223.5	$182.1

1             Non-IFRS measures presented in these columns are calculated based on IFRS 15 new rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Media

First quarter 2018 operating results

Revenues: $173.2 million in the first quarter of 2018, a $10.9 million (-5.9%) decrease.

•                                Broadcasting revenues decreased by $3.6 million (-3.2%), essentially because of lower advertising revenues at TVA Network and lower subscription revenues at TVA Sports.

•                                Film production and audiovisual service revenues were stable. A decrease in postproduction, dubbing and visual effects revenues was offset by growth in soundstage and equipment rental revenues due to a larger number of productions in the first quarter of 2018 than in the same period of 2017.

•                                Newspaper publishing revenues decreased $2.3 million (-5.1%).

•                        Advertising revenues decreased 10.1%; circulation revenues decreased 1.0%; digital revenues decreased 6.5%; combined revenues from commercial printing and other sources increased 0.9%.

•                                Magazine publishing revenues decreased by $2.9 million (-13.6%), due primarily to:

•                        lower advertising revenues and subscription revenues;

•                        impact of sale of The Hockey News in January 2018.

•                                Revenues of Quebecor Media Out of Home increased by $0.3 million (12.5%), mainly because of higher advertising revenues.

Adjusted operating loss: $1.1 million in the first quarter of 2018, compared with $2.2 million in the same period of 2017, a $1.1 million (50.0%) favourable variance.

•                                Adjusted operating income from broadcasting increased by $1.7 million, mainly because of the impact of decreased content costs at TVA Sports and cost-reduction initiatives, partially offset by the impact of decreased revenues and higher content costs at TVA Network.

•                                The adjusted operating loss of film production and audiovisual services decreased by $0.6 million, mainly as a result of lower administrative expenses, including the charge for bad debts.

•                                There was a $2.0 million unfavourable variance in the adjusted operating loss of newspaper publishing, due mainly to the impact of the revenue decrease and spending on digital activities.

•                                Adjusted operating income from magazine publishing increased by $0.5 million, mainly because of the impact of the decrease in operating expenses, including printing, editorial and selling expenses, as well as cost reductions related to restructuring initiatives, partially offset by the impact of the revenue decrease.

•                                The adjusted operating loss of Quebecor Media Out of Home decreased by $0.4 million, primarily as a result of the favourable impact of the revenue increase, combined with decreases in some operating expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Media segment operations, expressed as a percentage of revenues, were 100.6% in the first quarter of 2018 compared with 101.2% in the same period of 2017.

Cash flows from segment operations: Negative $7.6 million in the first quarter of 2018 compared with negative $8.9 million in the same period of 2017 (Table 4). The $1.3 million favourable variance was due primarily to the $1.1 million decrease in the adjusted operating loss.

Table 4: Media

Cash flows from operations

	Three months ended March 31
(in millions of Canadian dollars)	2018	2017

Adjusted operating loss	$(1.1)	$(2.2)
Additions to property, plant and equipment	(5.0)	(6.0)
Additions to intangible assets	(1.5)	(0.7)
Cash flows from segment operations	$(7.6)	$(8.9)

Sports and Entertainment

First quarter 2018 operating results

Revenues: $37.2 million in the first quarter of 2018, a $1.1 million (-2.9%) decrease.

•                                Revenues from sports and concerts increased by $0.2 million (1.8%), mainly because of the successful coproduction of Saturday Night Fever at the Capitole de Québec and at Théâtre Saint-Denis in Montréal, and increased hockey revenues, partially offset by a decrease in revenues from sporting events.

•                                Book distribution and publishing revenues decreased by $1.3 million (-7.0%), primarily as a result of lower revenues from general literature and lower volume in bookstore distribution.

•                                Music distribution and production revenues were stable.

Adjusted operating loss: $2.1 million in the first quarter of 2018, compared with $0.8 million in the same period of 2017, a $1.3 million unfavourable variance.

•                                There was a $0.5 million unfavourable variance in the adjusted operating loss of sports and concerts, mainly because of higher concert production costs, partially offset by the revenue increase.

•                                There was a $0.5 million unfavourable variance in the adjusted operating loss of book distribution and publishing, due mainly to the impact of the revenue decrease, partially offset by decreases in some operating expenses, including selling and administrative expenses.

•                                There was a $0.1 million unfavourable variance in the adjusted operating loss of music distribution and production, due primarily to increases in some administrative expenses.

Cash flows from segment operations: Negative $3.3 million in the first quarter of 2018 compared with negative $1.3 million in the same period of 2017 (Table 5). The $2.0 million unfavourable variance was due to the $1.3 million increase in the adjusted operating loss and a $0.7 million increase in additions to property, plant and equipment and to intangible assets.

Table 5: Sports and Entertainment

Cash flows from operations

	Three months ended March 31
(in millions of Canadian dollars)	2018	2017

Adjusted operating loss	$(2.1)	$(0.8)
Additions to property, plant and equipment	(0.2)	(0.1)
Additions to intangible assets	(1.0)	(0.4)
Cash flows from segment operations	$(3.3)	$(1.3)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by operating activities: $297.6 million in the first quarter of 2018, compared with $155.8 million in the same period of 2017.

•                                The $141.8 million increase was primarily due to:

•                        $181.5 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income tax receivable and payable, provisions, accounts payable and accrued charges, and inventory in the Telecommunications segment;

•                        $33.5 million increase in adjusted operating income, including $26.6 million in the Telecommunications segment.

Partially offset by:

•                        $56.4 million increase in current income taxes in the first quarter of 2018 compared with the same quarter of 2017, mainly because of recognition of tax benefits in the first quarter of 2017;

•                        $17.4 million unfavourable variance in the cash portion of restructuring of operations, litigation and other items.

The Telecommunications segment’s increased profitability, the favourable variance in income tax receivable and payable, and the favourable variances in accounts payable, accrued charges and inventory in the Telecommunications segment had a favourable impact on cash flows provided by operating activities in the first quarter of 2018 compared with the same quarter of 2017.

Working capital: $847.1 million at March 31, 2018 compared with $747.6 million at December 31, 2017. The $99.5 million increase was due primarily to the decrease in accounts payable and accrued charges and the increase in cash and cash equivalents from cash flows provided by operating activities, partially offset by the increase in net income tax payable.

Investing activities

Additions to property, plant and equipment: $145.1 million in the first quarter of 2018 compared with $168.2 million in the same period of 2017. The $23.1 million decrease was due to decreased investments in wired and wireless networks and in customer equipment in the Telecommunications segment.

Additions to intangible assets: $56.9 million in the first quarter of 2018 compared with $35.1 million in the same period of 2017. The $21.8 million increase was due primarily to investment in the IPTV project in the Telecommunications segment.

Business acquisitions: $2.7 million in the first quarter of 2018 compared with $5.6 million in the same period of 2017.

•                                In the first quarter of 2018, business acquisitions consisted of the acquisition of the assets of Mobilimage by the Media segment.

•                                In the first quarter of 2017, business acquisitions consisted of payments on the balance payable on the acquisition of Fibrenoire by the Telecommunications segment.

Free cash flows from continuing operating activities of Quebecor Media

Free cash flows from continuing operating activities: $96.0 million in the first quarter of 2018 compared with negative $47.1 million in the same period of 2017 (Table 6).

•                                The $143.1 million favourable variance was due primarily to the $141.8 million increase in cash flows provided by operating activities.

Table 6

Cash flows provided by operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

	With adoption of IFRS 15[1]		Without IFRS 15[2]
	Three months ended March 31		Three months ended March 31
(in millions of Canadian dollars)	2018	2017	2018	2017

Adjusted operating income (loss):
Telecommunications	$410.5	$383.9	$417.9	$377.1
Media	(1.1)	(2.2)	(1.1)	(2.2)
Sports and Entertainment	(2.1)	(0.8)	(2.1)	(0.8)
Head Office	0.2	(6.9)	0.2	(6.9)
	407.5	374.0	414.9	367.2
Cash interest expense[3]	(67.0)	(69.4)	(67.0)	(69.4)
Cash portion related to restructuring of operations, litigation and other items[4]	(6.5)	10.9	(6.5)	10.9
Current income taxes	(59.8)	(3.4)	(59.8)	(3.4)
Other	(0.5)	1.3	(0.5)	1.3
Net change in non-cash balances related to operating activities	23.9	(157.6)	23.9	(157.6)
Impact of IFRS 15	—	—	(7.4)	6.8
Cash flows provided by operating activities	297.6	155.8	297.6	155.8

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets:
Telecommunications	(194.4)	(195.0)	(194.4)	(195.0)
Media	(6.5)	(6.7)	(6.5)	(6.7)
Sports and Entertainment	(1.2)	(0.5)	(1.2)	(0.5)
Head Office	0.5	(0.7)	0.5	(0.7)
	(201.6)	(202.9)	(201.6)	(202.9)
Free cash flows from continuing operating activities	$96.0	$(47.1)	$96.0	$(47.1)

1              Non-IFRS measures presented in these columns are calculated based on IFRS 15 new rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

3              Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 5 to the condensed consolidated financial statements).

4              Restructuring of operations, litigation and other items (see note 6 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $93.5 million increase in the first quarter of 2018; $50.2 million net favourable variance in assets and liabilities related to derivative financial instruments.

•                                Additions to debt in the first quarter of 2018 essentially consisted of:

•                                $99.5 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by an increase in the asset (or decrease in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments.”

•                                Reductions in debt in the first quarter of 2018 mainly consisted of:

•                                $4.8 million decrease in debt attributable to changes in fair value related to hedged interest risk;

•                                current payments totalling $3.3 million on the term loan facilities of TVA Group and Quebecor Media.

•                                Assets and liabilities related to derivative financial instruments totalled a net asset of $607.9 million at March 31, 2018 compared with $557.7 million at December 31, 2017. The $50.2 million net favourable variance was mainly due to:

•                                favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•                                unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

On May 8, 2018, Quebecor and Quebecor Media entered into an agreement with CDP Capital to repurchase all of the share capital of Quebecor Media still held by the CDP Capital, representing a 18.47% stake in Quebecor Media, for a value of $1.69 billion. As part of the agreement, Quebecor Media will repurchase for cancellation 16,064,215 of its Common Shares held by the CDP Capital, representing approximately 91.1% of the CDP Capital interest before closing, for an aggregate purchase price of $1.54 billion, payable in cash.  As well, Quebecor will purchase 1,564,696 Common Shares of Quebecor Media held by the CDP Capital, representing approximately 8.9% of the CDP Capital interest before closing, in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. The transactions contemplated in the agreement are currently expected to be fully completed by June 22, 2018, subject to the customary closing conditions for transactions of this nature and the receipt of regulatory approvals, including that of the Toronto Stock Exchange.

On April 3, 2018, Quebecor entered into loans agreements with the Corporation pursuant to which the Corporation will make available to Quebecor, by way of one or multiple draw downs, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan. The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021. On the same day, Quebecor drew the full amount of $75.0 million of the unsubordinated loan and an amount of $25.0 million on the subordinated loan agreement.

Financial position

Net available liquidity: $2.20 billion at March 31, 2018 for Quebecor Media and its wholly owned subsidiaries, consisting of $925.6 million in cash and cash equivalents and $1.27 billion in available unused revolving credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $5.41 billion at March 31, 2018, a $93.5 million increase compared with December 31, 2017; $50.2 million net favourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•                                Consolidated debt essentially consisted of Videotron’s $3.33 billion debt ($3.27 billion at December 31, 2017); TVA Group’s $60.2 million debt ($62.6 million at December 31, 2017); and Quebecor Media’s $2.02 billion debt ($1.98 billion at December 31, 2017).

As at March 31, 2018, minimum principal payments on long-term debt in the coming years were as follows:

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended March 31

(in millions of Canadian dollars)
2019	$19.5
2020	53.8
2021	422.6
2022	—
2023	2,625.9
2024 and thereafter	2,321.0
Total	$5,442.8

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.9 years as of March 31, 2018 (6.1 years as of December 31, 2017). As at March 31, 2018, after taking into account the hedging instruments, the debt consisted of approximately 87.7 % fixed-rate debt (87.7 % as of December 31, 2017) and 12.3 % floating-rate debt (12.3 % as of December 31, 2017).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases, dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At March 31, 2018, the Corporation was in compliance with all required financial ratios.

Dividends

•                  On March 13, 2018, the Board of Directors of Quebecor Media declared a dividend in the amount of $25.0 million, which was paid to shareholders on March 14, 2018.

•                  On May 7, 2018, the Board of Directors of Quebecor Media declared a dividend in the amount of $25.0 million, which was paid to shareholders on May 8, 2018.

Board of Directors

•                                The terms of Jean La Couture, Director and Chair of the Audit Committee of the Corporation since May 2003, and Pierre Dion, Director and Chair of the Board of the Corporation, ended on May 8, 2018. Chantal Bélanger was elected a Director of the Corporation.

Analysis of consolidated balance sheet as at March 31, 2018

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between March 31, 2018 and December 31, 2017

(in millions of Canadian dollars)	March 31, 2018	Dec. 31, 2017	Difference	Main reasons for difference

Assets
Cash and cash equivalents	$929.0	$864.9	$64.1	Cash flows provided by operating activities
Accounts receivable	524.2	543.0	(18.8)	Impact of current variances in activity
Property, plant and equipment	3,505.9	3,554.3	(48.4)	Depreciation for the period less additions to property, plant and equipment on an accrual basis
Intangible assets	996.7	983.1	13.6	Investment in the IPTV project by the Telecommunications segment on an accrual basis less amortization for the period
Derivative financial instruments[1]	607.9	557.7	50.2	See “Financing activities”

Liabilities
Accounts payable and accrued charges	624.6	725.6	(101.0)	Impact of current variances in activity
Income taxes[2]	28.7	(16.0)	44.7	Current income taxes for the period
Long-term debt, including short-term portion and bank indebtedness	5,405.2	5,311.7	93.5	See “Financing activities”
Deferred income tax[3]	668.9	690.9	(22.0)	Deferred income tax recovery

1              Long-term assets less long-term liabilities.

2              Current liabilities less current assets.

3              Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At March 31, 2018, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of March 31, 2018

(in millions of Canadian dollars)	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$5,442.8	$19.5	$476.4	$2,625.9	$2,321.0
Interest payments[2]	1,583.6	197.6	541.2	496.5	348.3
Operating leases	244.1	50.9	61.1	31.1	101.0
Additions to property, plant and equipment and other commitments	1,348.9	212.1	340.3	292.9	503.6
Derivative financial instruments[3]	(652.2)	0.5	(81.1)	(492.2)	(79.4)
Total contractual obligations	$7,967.2	$480.6	$1,337.9	$2,954.2	$3,194.5

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2              Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2018.

3              Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2018, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $2.5 million ($2.3 million in the same period of 2017), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $0.7 million ($0.7 million in the same period of 2017). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the first quarter of 2018, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2017), and incurred management fees of $0.6 million ($0.7 million in the same period of 2017) with shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of March 31, 2018 and December 31, 2017 were as follows:

Table 10

Fair value of long-term debt and derivative financial instruments
(in millions of Canadian dollars)

	March 31, 2018		December 31, 2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(5,442.8)	$(5,576.4)	$(5,346.7)	$(5,658.0)
Derivative financial instruments
Foreign exchange forward contracts	1.2	1.2	(4.5)	(4.5)
Cross-currency interest rate swaps	606.7	606.7	562.2	562.2

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Losses and gains on valuation and translation of financial instruments in the first quarters of 2018 and 2017 are summarized in Table 11.

Table 11

Loss (gain) on valuation and translation of financial instruments

	Three months ended March 31
(in millions of Canadian dollars)	2018	2017

(Gain) loss on the ineffective portion of fair value hedges	$(0.1)	$0.3
Loss on the ineffective portion of cash flow hedges	1.5	—
Gain on embedded derivatives related to long term debt	—	(0.6)
	$1.4	$(0.3)

A loss on cash flow hedges of $43.1 million was recorded under “Other comprehensive income” in the first quarter of 2018 (loss of $12.3 million in the first quarter of 2017).

Changes in Accounting Policies

(i)                           IFRS 9 — Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, all financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost.

The adoption of IFRS 9 had no impact on the consolidated financial statements.

(ii)                        IFRS 15 — Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retroactive basis, the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model, under which the Corporation now only accounts for a contract with a customer when all of the following criteria are met:

•                  the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to performing their respective obligations;

•                  the entity can identify each party’s rights regarding the goods or services to be transferred;

•                  the entity can identify the payment terms for the goods or services to be transferred;

•                  the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•                  it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract, based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other Assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other Assets” as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended March 31, 2017

Revenues	$5.1
Purchase of goods and services	(1.7)
Deferred income tax expenses	1.8
Net income and comprehensive income attributable to shareholders	$5.0

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Contract assets[1]	$183.6	$155.8
Contract costs[2]	92.5	85.4
Deferred income tax liability	73.2	63.9
Deficit	(202.9)	(177.3)

1          The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2          The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016.

The adoption of IFRS 15 had no impact on cash flows from operating, investing or financing activities.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•                  Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•                  general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•                  the intensity of competitive activity in the industries in which Quebecor Media operates;

•                  fragmentation of the media landscape;

•                  new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•                  unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•                  Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•                  disruptions to the network through which Quebecor Media provides its digital cable television, Internet access, mobile and cable telephony, and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•                  labour disputes or strikes;

•                  changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•                  changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•                  Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•                  Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•                  interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information — B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)

(unaudited)

		Three months ended
		March 31
	Note	2018	2017
			(restated, note 2)

Revenues	3	$1,006.7	$1,001.5

Employee costs	4	179.1	184.2
Purchase of goods and services	4	420.1	443.3
Depreciation and amortization		179.3	169.2
Financial expenses	5	68.7	71.1
Loss (gain) on valuation and translation of financial instruments		1.4	(0.3)
Restructuring of operations, litigation and other items	6	6.5	(10.9)
Loss on debt refinancing		—	15.6
Income before income taxes		151.6	129.3

Income taxes (recovery):
Current		59.8	3.4
Deferred		(18.3)	26.2
		41.5	29.6

Net income		$110.1	$99.7

Net income (loss) attributable to
Shareholders		$111.8	$102.2
Non-controlling interests		(1.7)	(2.5)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	Three months ended
	March 31
	2018	2017
		(restated, note 2)

Net income	$110.1	$99.7

Other comprehensive loss:
Items that may be reclassified to income:
Cash flow hedges:
Loss on valuation of derivative financial instruments	(43.1)	(12.3)
Deferred income taxes	3.8	3.8
	(39.3)	(8.5)

Comprehensive income	$70.8	$91.2

Comprehensive income (loss) attributable to
Shareholders	$72.5	$93.7
Non-controlling interests	(1.7)	(2.5)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

			Three months ended March 31, 2018
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$823.4	$173.2	$37.2	$(27.1)	$1,006.7

Employee costs	102.2	59.3	9.7	7.9	179.1
Purchase of goods and services	310.7	115.0	29.6	(35.2)	420.1
Adjusted operating income[1]	410.5	(1.1)	(2.1)	0.2	407.5

Depreciation and amortization					179.3
Financial expenses					68.7
Loss on valuation and translation of financial instruments					1.4
Restructuring of operations, litigation and other items					6.5
Income before income taxes					$151.6

Additions to property, plant and equipment	$139.8	$5.0	$0.2	$0.1	$145.1
Additions to intangible assets	55.0	1.5	1.0	(0.6)	56.9

			Three months ended March 31, 2017
			(restated, note 2)
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$805.0	$184.1	$38.3	$(25.9)	$1,001.5

Employee costs	100.6	57.8	9.2	16.6	184.2
Purchase of goods and services	320.5	128.5	29.9	(35.6)	443.3
Adjusted operating income[1]	383.9	(2.2)	(0.8)	(6.9)	374.0

Depreciation and amortization					169.2
Financial expenses					71.1
Gain on valuation and translation of financial instruments					(0.3)
Restructuring of operations, litigation and other items					(10.9)
Loss on debt refinancing					15.6
Income before income taxes					$129.3

Additions to property, plant and equipment	$161.8	$6.0	$0.1	$0.3	$168.2
Additions to intangible assets	33.6	0.7	0.4	0.4	35.1

1 The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, litigation and other items, loss on debt refinancing and income taxes.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other	to non-
	Capital	Contributed		comprehensive	controlling	Total
	stock	surplus	Deficit	loss	interests	equity
	(note 8)			(note 10)

Balance as of December 31, 2016,as previously reported	$3,701.4	$1.3	$(1,982.8)	$(129.5)	$90.8	$1,681.2
Changes in accounting policies (note 2)	—	—	177.3	—	—	177.3
Balance as of December 31, 2016, as restated	3,701.4	1.3	(1,805.5)	(129.5)	90.8	1,858.5
Net income (loss)	—	—	102.2	—	(2.5)	99.7
Other comprehensive loss	—	—	—	(8.5)	—	(8.5)
Reduction of paid-up capital	(25.0)	—	—	—	—	(25.0)
Balance as of March 31, 2017	3,676.4	1.3	(1,703.3)	(138.0)	88.3	1,924.7
Net income (loss)	—	—	663.6	—	(2.3)	661.3
Other comprehensive income	—	—	—	77.6	0.3	77.9
Dividends	—	—	(50.0)	—	—	(50.0)
Reduction of paid-up capital	(25.0)	—	—	—	—	(25.0)
Repurchase of shares	(20.6)	—	(23.3)	—	—	(43.9)
Balance as of December 31, 2017	3,630.8	1.3	(1,113.0)	(60.4)	86.3	2,545.0
Net income (loss)	—	—	111.8	—	(1.7)	110.1
Other comprehensive loss	—	—	—	(39.3)	—	(39.3)
Dividends	—	—	(25.0)	—	(0.2)	(25.2)
Balance as of March 31, 2018	$3,630.8	$1.3	$(1,026.2)	$(99.7)	$84.4	$2,590.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

		Three months ended
		March 31
	Note	2018	2017
			(restated, note 2)

Cash flows related to operating activities
Net income		$110.1	$99.7
Adjustments for:
Depreciation of property, plant and equipment		152.9	144.0
Amortization of intangible assets		26.4	25.2
Loss (gain) on valuation and translation of financial instruments		1.4	(0.3)
Loss on debt refinancing		—	15.6
Amortization of financing costs and long-term debt discount	5	1.7	1.7
Deferred income taxes		(18.3)	26.2
Other		(0.5)	1.3
		273.7	313.4
Net change in non-cash balances related to operating activities		23.9	(157.6)
Cash flows provided by operating activities		297.6	155.8
Cash flows related to investing activities
Business acquisitions		(2.7)	(5.6)
Additions to property, plant and equipment		(145.1)	(168.2)
Additions to intangible assets		(56.9)	(35.1)
Proceeds from disposal of assets		0.4	0.4
Other		(0.6)	(0.1)
Cash flows used in investing activities		(204.9)	(208.6)
Cash flows related to financing activities
Net change in bank indebtedness		—	48.6
Net change under revolving facilities		—	197.4
Repayment of long-term debt		(3.4)	(183.3)
Settlement of hedging contracts		—	(0.1)
Reduction of paid-up capital		—	(25.0)
Dividends		(25.0)	—
Dividends paid to non-controlling interests		(0.2)	—
Cash flows (used in) provided by financing activities		(28.6)	37.6

Net change in cash and cash equivalents		64.1	(15.2)

Cash and cash equivalents at beginning of period		864.9	20.7
Cash and cash equivalents at end of period		$929.0	$5.5

Cash and cash equivalents consist of
Cash		$928.7	$4.5
Cash equivalents		0.3	1.0
		$929.0	$5.5

Interest and taxes reflected as operating activities
Cash interest payments		$39.4	$41.8
Cash income tax payments (net of refunds)		14.2	51.2

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

		March 31	December 31	December 31
	Note	2018	2017	2016
			(restated, note 2)	(restated, note 2)

Assets

Current assets
Cash and cash equivalents		$929.0	$864.9	$20.7
Accounts receivable		524.2	543.0	525.0
Contract assets		130.7	132.8	106.6
Income taxes		5.4	29.3	6.9
Inventories		192.8	188.1	183.3
Other current assets		130.0	119.7	102.3
		1,912.1	1,877.8	944.8

Non-current assets
Property, plant and equipment		3,505.9	3,554.3	3,562.5
Intangible assets		996.7	983.1	1,224.0
Goodwill		2,696.4	2,695.8	2,725.4
Derivative financial instruments		632.8	591.8	809.0
Deferred income taxes		39.7	33.2	16.0
Other assets		185.2	185.0	176.9
		8,056.7	8,043.2	8,513.8
Total assets		$9,968.8	$9,921.0	$9,458.6

Liabilities and equity

Current liabilities
Bank indebtedness		$—	$—	$18.9
Accounts payable and accrued charges		624.6	725.6	691.6
Provisions		31.6	25.4	69.3
Deferred revenue		355.2	346.8	339.7
Income taxes		34.1	13.3	35.2
Current portion of long-term debt	7	19.5	19.1	20.9
		1,065.0	1,130.2	1,175.6

Non-current liabilities
Long-term debt	7	5,385.7	5,292.6	5,617.2
Derivative financial instruments		24.9	34.1	0.3
Other liabilities		194.0	195.0	202.8
Deferred income taxes		708.6	724.1	604.2
		6,313.2	6,245.8	6,424.5

Equity
Capital stock	8	3,630.8	3,630.8	3,701.4
Contributed surplus		1.3	1.3	1.3
Deficit		(1,026.2)	(1,113.0)	(1,805.5)
Accumulated other comprehensive loss	10	(99.7)	(60.4)	(129.5)
Equity attributable to shareholders		2,506.2	2,458.7	1,767.7
Non-controlling interests		84.4	86.3	90.8
		2,590.6	2,545.0	1,858.5
Subsequent events	12

Total liabilities and equity		$9,968.8	$9,921.0	$9,458.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refer to Quebecor Media and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and video rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized Web sites, the publishing and distribution of magazines, the distribution of movies, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.                BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2017 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on May 7, 2018.

Comparative figures for the three-month period ended March 31, 2017 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2018.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES

(i)            IFRS 9 — Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, all financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost.

The adoption of IFRS  9 had no impact on the consolidated financial statements.

(ii)         IFRS 15 — Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model, under which the Corporation now only accounts for a contract with a customer when all of the following criteria are met:

•                 the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to performing their respective obligations;

•                 the entity can identify each party’s rights regarding the goods or services to be transferred;

•                 the entity can identify the payment terms for the goods or services to be transferred;

•                 the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•                 it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract, based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other Assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES (continued)

(ii)         IFRS 15 — Revenue from Contracts with Customers (continued)

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other Assets” as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 had the following impacts on the comparatives consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended March 31, 2017

Revenues	$5.1
Purchase of goods and services	(1.7)
Deferred income tax expenses	1.8
Net income and comprehensive income attributable to shareholders	$5.0

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Contract assets[1]	$183.6	$155.8
Contract costs[2]	92.5	85.4
Deferred income tax liability	73.2	63.9
Deficit	(202.9)	(177.3)

1          The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2          The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016.

The adoption of IFRS 15 had no impact on cash flows from operating, investing, or financing activities.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.                REVENUES

	Three months ended March 31
	2018	2017
		(restated, note 2)

Internet	$261.6	$250.5
Cable television	248.7	251.3
Mobile telephony	125.8	111.1
Cable telephony	95.2	102.6
Telecommunication equipment sales	45.5	45.1
Connection and data services	31.8	31.4
Over-the-top video	11.1	9.0
Advertising - television	64.7	67.2
Subscription - television	31.6	32.2
Film production and audiovisual	11.5	11.6
Advertising — newspapers and magazines	25.9	29.6
Circulation and other — newspapers and magazines	35.6	37.1
Other	17.7	22.8
	$1,006.7	$1,001.5

4.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended March 31
	2018	2017
		(restated, note 2)

Employee costs	$226.6	$232.0
Less employee costs capitalized to property, plant and equipment and intangible assets	(47.5)	(47.8)
	179.1	184.2
Purchase of goods and services:
Royalties, rights and creation costs	172.7	179.6
Cost of products sold	77.5	76.8
Service contracts	39.3	42.9
Marketing, circulation and distribution expenses	22.6	24.3
Building expenses	24.6	24.7
Other	83.4	95.0
	420.1	443.3
	$599.2	$627.5

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.                FINANCIAL EXPENSES

	Three months ended March 31
	2018	2017

Interest on long-term debt	$68.7	$67.7
Amortization of financing costs and long-term debt discount	1.7	1.7
Interest on net defined benefit liability	1.4	1.4
Loss (gain) on foreign currency translation on short-term monetary items	0.4	(0.4)
Other	(3.5)	0.7
	$68.7	$71.1

6.                RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

During the first quarter of 2018, a net charge of $6.5 million was recorded relating mainly to various cost reduction initiatives across the Corporation (net gain of $10.9 million in 2017 which was related to cost reduction initiatives, developments in certain litigations and the migration of subscribers from analog to digital services in the Telecommunications segment).

7.                LONG TERM DEBT

Components of long-term debt are as follows:

	March 31, 2018	December 31, 2017

Long-term debt	$5,442.8	$5,346.7
Change in fair value related to hedged interest rate risk	1.0	5.8
Financing fees, net of amortization	(38.6)	(40.8)
	5,405.2	5,311.7
Less current portion	(19.5)	(19.1)
	$5,385.7	$5,292.6

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.                CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•             An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2017 and March 31, 2018	95,441,277	$3,630.8

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.                STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the three-month period ended March 31, 2018:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2017 and March 31, 2018	440,000	$12.31
Vested options as of March 31, 2018	410,000	$12.10

Quebecor Media
As of December 31, 2017	595,827	$62.84
Exercised	(38,500)	64.23
As of March 31, 2018	557,327	$62.75
Vested options as of March 31, 2018	247,350	$60.77

TVA Group Inc.
As of December 31, 2017 and March 31, 2018	60,000	$6.85
Vested options as of March 31, 2018	36,000	$6.85

During the three-month period ended March 31, 2018, 38,500 stock options of Quebecor Media were exercised for a cash consideration of $1.1 million (14,850 stock options for $0.2 million in 2017). During the three-month period ended March 31, 2017, 580,000 stock options of Quebecor were exercised for a cash consideration of $4.1 million.

Mid-term stock-based compensation plan

Under a mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. All the 93,610 units outstanding as of December 31, 2017 were exercised during the first quarter of 2018 for a cash consideration of $0.8 million (1,140,941 units for a cash consideration of $4.9 million in 2017).

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.                STOCK-BASED COMPENSATION PLANS (continued)

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based either on Quebecor Class B Shares and on TVA Group Inc. Class B Non-Voting Shares (TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares.  As of March 31, 2018, 215,526 DSUs based on Quebecor Class B Shares, 248,247 DSUs based on TVA Group Class B Shares, 272,872 PSUs based on Quebecor Class B Shares and 270,637 PSUs based on TVA Group Class B Shares were outstanding under these plans.

Stock-based compensation expense

For the three-month period ended March 31, 2018, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $3.4 million ($4.0 million in 2017).

10.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2016	$(86.2)	$(43.3)	$(129.5)
Other comprehensive loss	(8.5)	—	(8.5)
Balance as of March 31, 2017	(94.7)	(43.3)	(138.0)
Other comprehensive income (loss)	80.2	(2.6)	77.6
Balance as of December 31, 2017	(14.5)	(45.9)	(60.4)
Other comprehensive loss	(39.3)	—	(39.3)
Balance as of March 31, 2018	$(53.8)	$(45.9)	$(99.7)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9-year period.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.         FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments :

•                 Level 1:   quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                Level 2:    inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                Level 3:   inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018		December 31, 2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(5,442.8)	$(5,576.4)	$(5,346.7)	$(5,658.0)
Derivative financial instruments
Foreign exchange forward contracts	1.2	1.2	(4.5)	(4.5)
Cross-currency interest rate swaps	606.7	606.7	562.2	562.2

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.         SUBSEQUENT EVENTS

On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation will make available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan.  The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021.  On the same day, Quebecor drew down the full amount of $75.0 million of the unsubordinated loan and an amount of $25.0 million on the subordinated loan agreement.

On May 8, 2018, Quebecor and Quebecor Media entered into an agreement with CDP Capital d’Amérique Investissement inc. (“CDP Capital”) to repurchase all of the share capital of Quebecor Media still held by the CDP Capital, representing a 18.47% stake in Quebecor Media, for a value of $1.69 billion. As part of the agreement, Quebecor Media will repurchase for cancellation 16,064,215 of its Common Shares held by the CDP Capital, representing approximately 91.1% of the CDP Capital interest before closing, for an aggregate purchase price of $1.54 billion, payable in cash.  As well, Quebecor will purchase 1,564,696 Common Shares of Quebecor Media held by the CDP Capital, representing approximately 8.9% of the CDP Capital interest before closing, in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. The transactions contemplated in the agreement are currently expected to be fully completed by June 22, 2018, subject to the customary closing conditions for transactions of this nature and the receipt of regulatory approvals, including that of the Toronto Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ JEAN-FRANÇOIS PRUNEAU

Jean-François Pruneau

Senior Vice President and

Chief Financial Officer

Date: MAY 15, 2018